SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,333,989 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

On January 13, 2011, the Reporting Persons sent the following letter to the Issuer's Board of Directors:

Dear Board Members,

In the Sandusky Register on December 19th, Mr. Kinzel stated that he met Mr. Raynor "only once" and that Mr. Raynor did not show up at a second meeting.  This is simply untrue.  The first meeting was held on February 3rd in our office, from 9 to 11:15 a.m., and Mr. Raynor attended.  The second meeting was held on April 15th, from 1 to 3 p.m., in our office and Mr. Raynor also attended.  Several people from our office will testify under oath that Mr. Raynor was in that meeting.

Please advise Mr. Kinzel to refrain from misleading the press with clear fabrications, especially in the middle of our recent proxy contest.  The SEC has rules against that.

Mr. Kinzel further likes to point out that Mr. Raynor personally has not visited the Cedar Fair parks. For the record, our two senior portfolio managers, who have been in charge of this investment since day one, have indeed visited various Cedar Fair parks including Cedar Point in Sandusky and have brought back with them detailed feedback. Mr. Raynor personally grew up going to theme parks and, with five children currently, has spent a great deal of time recently at various theme parks - including a very recent visit to Six Flags, which he enjoyed immensely. However, as the CEO of a firm with over 200 investments, it is impossible for him to visit the facilities of every company in which we have an investment. Our criticism of Cedar Fair has never been about how you run our parks - it has been about how you run our company.

We also understand from your comments after Tuesday's meeting that the board intends to abide by unitholders' wishes and separate the Chairman and CEO roles in accordance with the details of the resolution that just passed. However, it appears that you are considering ignoring the second resolution requiring that dividends become a priority over debt reduction despite this resolution's apparently receiving approximately 75% of the votes cast and despite the fact that it, as of last count, had over 49.4% of the votes.

Please be advised here and now that should you decide to ignore this second proposal for the absurd reason of missing this last approximately 0.7%, we will call yet another Special Meeting to vote on exactly the same resolution - this time our simple goal will be getting the vote count from 49.4% to 50.1%.

Though we would be dismayed on behalf of our fellow unitholders if the board were to fail to heed their clear wishes for a higher distribution, it pales against our outrage over the company's legal posturing that unitholders do not have a right to nominate directors of Cedar Fair. In the face of criticism of the board's governance by ISS and the embarrassment of commentary published in the New York Times, giving the company an "F" for corporate governance, one would think that this board would be looking for ways to enhance corporate governance, rather than sinking to new lows.

It is time for this board to take control of the company's legal policy and abandon its silly position that under Delaware law the power to elect the directors of this company does not include the power to nominate those same directors! If the board fails to seize this opportunity to make a simple gesture and do the right thing for its unitholders, we will not hesitate to call a Special Meeting shortly to vote on this point and will be amused to see how you try and justify your position to the unitholders you serve.

Very disappointed in your actions,

Q Funding III and Q4 Funding

UNITHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY Q FUNDING III, L.P., Q4 FUNDING, L.P. AND THEIR AFFILIATES FROM THE UNITHOLDERS OF CEDAR FAIR, L.P., FOR USE AT ITS NEXT MEETING OF UNITHOLDERS, WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WHICH WILL BE MAILED TO UNITHOLDERS OF CEDAR FAIR, L.P., AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY Q FUNDING III, L.P., Q4 FUNDING, L.P. AND THEIR AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2010, AS AMENDED, WITH RESPECT TO CEDAR FAIR, L.P. THAT SCHEDULE 13D AND ALL OF ITS AMENDMENTS ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: January 13, 2011

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor